Exhibit 99.8

CONSENT OF G. VOICU

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2014 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

/s/ Gabriel Voicu
By:	Gabriel Voicu, Ph.D., P.Geo
Title:	Vice President Geology and Exploration (formerly Technical Services Manager at IAMGOLD Corporation)

Company:	Primero Mining Corp.

Dated: March 25, 2015